UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of October 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated October 1, 2014 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: October 1, 2014

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors September sales at 46,118 nos.

Mumbai, October 1, 2014:Tata Motors' total sales (including exports) of Tata commercial and passenger vehicles in September 2014 were 46,118 vehicles, a decline of 8% over 50,387 vehicles sold in September 2013. The company's domestic sales of Tata commercial and passenger vehicles for September 2014 were 40,874 nos., 11% decline over 45,958 nos. sold in September last year.

Cumulative sales (including exports) for the company for the fiscal are 236,594, lower by 22% over 3,04,742 nos., sold last year.

Commercial Vehicles

The company's sales of commercial vehicles in September 2014 in the domestic market were 28,943 nos., a 13% decline compared to 33,119 vehicles sold in September last year. LCV sales were 18,539 nos., a decline of 24% over September last year, while M&HCV sales stood at 10,404 nos., a growth of 18%, over September last year.

Cumulative sales of commercial vehicles in the domestic market for the fiscal was 155,625 nos., lower by 26% over last year. Cumulative LCV sales was 99,197 nos., a decline of 35% over last year, while M&HCV sales stood at 56,428 nos., lower by 3% over last year.

Passenger Vehicles

Sales of passenger vehicles for September 2014 were at 11,931 nos., lower by 7% over 12,839 vehicles sold in September 2013. Sales of the passenger cars in September 2014 were 9,766 nos., remained flat, compared to cars sold in September last year. The sales of utility vehicles were 2165 nos., declined by 30% over 3,073 nos., sold in September last year.

Cumulative sales of passenger vehicles in the domestic market for the fiscal are 56,655 nos., lower by 19% over last year. Cumulative sales of the passenger cars this fiscal was 43,216 nos., lower by 21% over vehicles sold, last year. The utility vehicles sales stood at 13,439 nos., 12% decline over 15,189 nos., sold last year.

Exports

The company's sales from exports were 5,244 nos. in September 2014, growth of 18% compared to 4,429 vehicles in September last year. The cumulative sales from exports for the fiscal at 24,314 nos., was lower by 3% over 25,035 nos., over last year.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.